UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 4)*

CRISPR THERAPEUTICS AG

(Name of Issuer)

Common Shares, par value CHF 0.03 per share

(Title of Class of Securities)

H17182108

(CUSIP Number)

Versant Ventures IV, LLC

Robin L. Praeger

One Sansome Street, Suite 3630

San Francisco, CA 94104

415-801-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. H17182108	13D

1.	Name of Reporting Persons Versant Venture Capital IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,336,088 Common Shares (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,336,088 Common Shares (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,336,088 Common Shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.9% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)

This Schedule 13D is filed by Versant Venture Management, LLC (“VVM”), Versant Venture Capital IV, L.P. (“VVC IV”), Versant Side Fund IV, L.P. (“VSF IV”), Versant Ventures IV, LLC (“VV IV”), Versant Venture Capital V, L.P. (“VVC V”), Versant Affiliates Fund V, L.P. (“VAF V”), Versant Ophthalmic Affiliates Fund I, L.P. (“VOA”), Versant Ventures V, LLC (“VV V”), Versant Venture Capital V (Canada) LP (“VVC CAN”), Versant Ventures V (Canada), L.P. (“VV V CAN”) and Versant Ventures V GP-GP (Canada), Inc. (“VV V CAN GP”). VV IV is the sole general partner of VVC IV and VSF IV. Brian G. Atwood (“Atwood”), Samuel D. Colella (“Colella”), Ross A. Jaffe (“Jaffe”), William J. Link (“Link”), Rebecca B. Robertson (“Robertson”), Bradley Bolzon, Ph.D (“Bolzon”), Charles M. Warden (“Warden”), Kirk G. Nielsen (“Nielsen”), Thomas Woiwode (“Woiwode”) and Robin L. Praeger (“Praeger”) are managing directors of VV IV. VV V is the sole general partner of VVC V, VAF V and VOA. Colella, Link, Bolzon, Praeger, Nielsen, Jerel C. Davis (“Davis”) and Woiwode are managing directors of VV V. VV V CAN GP is the sole general partner of VV V CAN, and, together with VVM, VVC IV, VSF IV, VV IV, VVC V, VV V, VAF V, VOA, VVC CAN, and VV V CAN GP, the “Reporting Persons”). VV V CAN is the sole general partner of VVC CAN. Colella, Link, Bolzon, Praeger, Nielsen, Davis and Woiwode are directors of VV V CAN GP. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The shares are held by VVC IV. VV IV is the sole general partner of VVC IV and may be deemed to have voting and dispositive power over the securities held by VVC IV and as a result may be deemed to have beneficial ownership over such securities. Atwood, Colella, Jaffe, Link, Robertson, Bolzon, Warden, Nielsen, Woiwode and Praeger are managing directors of VV IV and share voting and dispositive power over the shares held by VVC IV.

(3)

This calculation is based upon 70,652,429 of the Issuer’s Common Shares outstanding as of October 23, 2020, as reported in the Issuer’s quarterly report on Form10-Q for the quarter ended September 30, 2020, filed with the United States Securities and Exchange Commission on October 28, 2020 (the “Form 10-Q”).

CUSIP No. H17182108	13D

1.	Name of Reporting Persons Versant Side Fund IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,922 Common Shares (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,922 Common Shares (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,922 Common Shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

The shares are held by VSF IV. VV IV is the sole general partner of VSF IV and may be deemed to have voting and dispositive power over the securities held by VSF IV and as a result may be deemed to have beneficial ownership over such securities. Atwood, Colella, Jaffe, Link, Robertson, Bolzon, Warden, Nielsen, Woiwode and Praeger are managing directors of VV IV and share voting and dispositive power over the shares held by VSF IV.

(3)	This calculation is based upon 70,652,429 of the Issuer’s Common Shares outstanding as of October 23, 2020, as reported in the Form 10-Q.

CUSIP No. H17182108	13D

1.	Name of Reporting Persons Versant Ventures IV, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,344,010 common shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,344,010 common shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,344,010 common shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.9% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (i) 1,336,088 shares held by VVC IV and (ii) 7,922 shares held by VSF-IV. Atwood, Colella, Jaffe, Link, Robertson, Bolzon, Warden, Nielsen, Woiwode and Praeger are managing directors of VV IV and share voting and dispositive power over the shares held by VVC IV and VSF IV.

(3)	This calculation is based upon 70,652,429 of the Issuer’s Common Shares outstanding as of October 23, 2020, as reported in the Form 10-Q.

CUSIP No. H17182108	13D

1.	Name of Reporting Persons Versant Venture Capital V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,192,139 Common Shares (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,192,139 Common Shares (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,192,139 Common Shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.7% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by VVC V. VV V is the sole general partner of VVC V and may be deemed to have voting and dispositive power over the securities held by VVC V. Colella, Link, Bolzon, Praeger, Nielsen, Davis and Woiwode are managing directors of VV V and share voting and dispositive power over the shares held by VVC V.

(3)	This calculation is based upon 70,652,429 of the Issuer’s Common Shares outstanding as of October 23, 2020, as reported in the Form 10-Q.

CUSIP No. H17182108	13D

1.	Name of Reporting Persons Versant Affiliates Fund V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 34,977 Common Shares (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 34,977 Common Shares (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,977 Common Shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by VAF V. VV V is the sole general partner of VAF V and may be deemed to have voting and dispositive power over the securities held by VAF V. Colella, Link, Bolzon, Praeger, Nielsen, Davis and Woiwode are managing directors of VV V and share voting and dispositive power over the shares held by VAF V.

(3)	This calculation is based upon 70,652,429 of the Issuer’s Common Shares outstanding as of October 23, 2020, as reported in the Form 10-Q.

CUSIP No. H17182108	13D

1.	Name of Reporting Persons Versant Ophthalmic Affiliates Fund I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 38,772 Common Shares (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 38,772 Common Shares (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,772 Common Shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.1% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by VOA. VV V is the sole general partner of VOA and may be deemed to have voting and dispositive power over the securities held by VOA. Colella, Link, Bolzon, Praeger, Nielsen, Davis and Woiwode are managing directors of VV V and share voting and dispositive power over the shares held by VOA.

(3)	This calculation is based upon 70,652,429 of the Issuer’s Common Shares outstanding as of October 23, 2020, as reported in the Form 10-Q.

CUSIP No. H17182108	13D

1.	Name of Reporting Persons Versant Ventures V, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,265,888 Common Shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,265,888 Common Shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,265,888 Common Shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.8% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (i) 1,192,139 shares held by VVC V, (ii) 34,977 shares held by VAF and (iii) 38,772 shares held by VOA. VV V is the sole general partner of VVC V, VAF and VOA and may be deemed to have voting and dispositive power over the securities held by VVC V, VAF and VOA. Colella, Link, Bolzon, Praeger, Nielsen, Davis and Woiwode are managing directors of VV V and share voting and dispositive power over the shares held by VVC V, VAF and VOA.

(3)	This calculation is based upon 70,652,429 of the Issuer’s Common Shares outstanding as of October 23, 2020, as reported in the Form 10-Q.

CUSIP No. H17182108	13D

1.	Name of Reporting Persons Versant Venture Capital V (Canada) LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 90,730 Common Shares (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 90,730 Common Shares (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 90,730 Common Shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.1%(3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by VVC CAN. VV V CAN GP is the sole general partner of VV V CAN and VV V CAN is the sole general partner of VVC CAN. Colella, Link, Bolzon, Praeger, Nielsen, Davis and Woiwode are directors of VV V CAN GP and share voting and dispositive power over the shares held by VVC CAN.

(3)	This calculation is based upon 70,652,429 of the Issuer’s Common Shares outstanding as of October 23, 2020, as reported in the Form 10-Q.

CUSIP No. H17182108	13D

1.	Name of Reporting Persons Versant Ventures V GP-GP (Canada), Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 90,730 Common Shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 90,730 Common Shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 90,730 Common Shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.1% (3)
14.	Type of Reporting Person (See Instructions) CO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by VVC CAN. VV V CAN GP is the sole general partner of VV V CAN and VV V CAN is the sole general partner of VVC CAN. Colella, Link, Bolzon, Praeger, Nielsen, Davis and Woiwode are directors of VV V CAN GP and share voting and dispositive power over the shares held by VVC CAN.

(3)	This calculation is based upon 70,652,429 of the Issuer’s Common Shares outstanding as of October 23, 2020, as reported in the Form 10-Q.

CUSIP No. H17182108	13D

1.	Name of Reporting Persons Versant Ventures V (Canada), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 90,730 common shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 90,730 common shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 90,730 common shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.1% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by VVC CAN. VV V CAN GP is the sole general partner of VV V CAN and VV V CAN is the sole general partner of VVC CAN. Colella, Link, Bolzon, Praeger, Nielsen, Davis and Woiwode are directors of VV V CAN GP and share voting and dispositive power over the shares held by VVC CAN.

(3)	This calculation is based upon 70,652,429 of the Issuer’s Common Shares outstanding as of October 23, 2020, as reported in the Form 10-Q.

CUSIP No. H17182108	13D

1.	Name of Reporting Persons Versant Venture Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 339,834 Common Shares (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 339,834 Common Shares (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 339,834 Common Shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.5% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes certain shares that are held of record by VVM, for the benefit of Atwood, Colella, Link, Bolzon, Jaffe, Robertson, Warden, Barbara Lubash (“Lubash”) and Donald Milder (“Milder”), certain managing directors of VVM. Colella, Link, Bolzon, Jaffe, Robertson, Warden, Lubash and Milder, as managing directors of VVM, share voting and dispositive power over the shares held by VVM.

(3)	This calculation is based upon 70,652,429 of the Issuer’s Common Shares outstanding as of October 23, 2020, as reported in the Form 10-Q.

CUSIP No. H17182108	13D

Explanatory Note:

This Amendment No 4. (“Amendment”) amends and supplements the Schedule 13D originally filed by the Reporting Persons with the United States Securities and Exchange Commission (the “Commission”) on November 3, 2016, as amended by Amendment No. 1 filed with the Commission on September 15, 2017, Amendment No. 2 filed with the Commission on June 28, 2019 and Amendment No. 3 filed with the Commission on September 18, 2020 (collectively, the “Original Schedule 13D”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer

Solely on behalf of, and only to the extent that it relates to the Reporting Persons, Item 5 of the Original Schedule 13D is hereby amended as follows:

(a) and (b) See Items 7-11 of the cover pages of this Amendment and Item 2 above.

(c) On September 18, 2020, VVM sold 3,035 Common Shares at a weighted average price per share of $86.8652 for aggregate proceeds of approximately $263,635.88.

On September 22, 2020, VVC IV effected a pro rata distribution without additional consideration of 328,324 Common Shares to (i) VV IV, its general partner and (ii) its limited partners. VV IV then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to its members.

On September 22, 2020, VSF IV effected a pro rata distribution without additional consideration of 1,948 Common Shares to its limited partners.

On September 29, 2020, VVC IV effected a pro rata distribution without additional consideration of 410,405 Common Shares to (i) VV IV, its general partner and (ii) its limited partners. VV IV then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to its members.

On September 29, 2020, VSF IV effected a pro rata distribution without additional consideration of 2,433 Common Shares to its limited partners.

On December 7, 2020, VVM sold 171,004 Common Shares at a weighted average price per share of $154.5257 for aggregate proceeds of approximately $26,424,512.80.

On December 16, 2020, VVM sold 7,352 Common Shares at a weighted average price per share of $148.9510 for aggregate proceeds of approximately $1,095,087.75.

(e) Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock on September 29, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021

Versant Venture Capital IV, L.P.

By: Versant Ventures IV, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Side Fund IV, L.P.

By: Versant Ventures IV, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ventures IV, LLC

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Venture Capital V, L.P.

By: Versant Ventures V, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Affiliates Fund V, L.P.

By: Versant Ventures V, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ophthalmic Affiliates Fund I, L.P.

By: Versant Ventures V, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ventures V, LLC

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Venture Capital V (Canada) LP

By: Versant Ventures V (Canada), L.P.
Its: General Partner
By: Versant Ventures V GP-GP (Canada), Inc.
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Director

Versant Ventures V (Canada), L.P.

By: Versant Ventures V GP-GP (Canada), Inc.
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Director

Versant Ventures V GP-GP (Canada), Inc.

By:	/s/ Robin L. Praeger
Robin L. Praeger, Director

Versant Venture Management, LLC

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director